SECURI 06050198 IISSION

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SEC FILE NUMBER
8- 52215

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lighthouse Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1430
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Bradley & Jeffrey J. Morfit (212) 216-9727
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates
(Name — *if individual, state last, first, middle name*)

143 Weston Road (Address) Weston (City) CT (State) (Zip Code)

PROCESSED
NOV 06 2006
THOMSON

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
SEP 28 2006
WASH, D.C.
100 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Bradley & Jeffrey J. Morfit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lighthouse Financial Group, Inc., as of June 30, 19 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CCO CEO

Title

Notary Public

ELSTROTH BETTINA CHRISTINE
Notary Public, State Of New York
No. 02EL6076754
Qualified In New York County
Commission Expires July 1, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Lighthouse Financial Group, LLC
(f.k.a. Sarli Financial, LLC)

We have audited the accompanying statement of financial condition of Lighthouse Financial Group, LLC (f.k.a. Sarli Financial, LLC) as of June 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, presents fairly, in all material respects, the financial position of Lighthouse Financial Group, LLC (f.k.a. Sarli Financial, LLC) as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
September 25, 2006

LIGHTHOUSE FINANCIAL GROUP, LLC

(f.k.a. Sarli Financial, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

Cash	$ 86,576
Receivable from broker	83,569
Fees receivable	75,277
Furniture and equipment at cost,	
net of accumulated depreciation of $30,473	15,108
Other assets	155
TOTAL ASSETS	$ 311,497

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 100,233
TOTAL LIABILITIES	100,233
MEMBERS' CAPITAL	211,264
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 311,497

The accompanying notes are an integral part of this statement.

LIGHTHOUSE FINANCIAL GROUP LLC
(f.k.a. Sarli Financial, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Lighthouse Financial Group, LLC (f.k.a. Sarli Financial, LLC) (the "Company") was organized in Delaware on October 29, 1999. The Company began doing business as a registered broker-dealer with the National Association of Securities Dealers, Inc. on June 29, 2000 and the Securities and Exchange Commission on August 1, 2000. The Company was organized primarily to originate, place and act as an agent for private equity and bond securities. In addition, the Company acts as a broker executing transactions for its customers. All such transactions are forwarded to the Company's clearing agents, on a fully disclosed basis. The Company does not hold funds or securities for, nor owe funds or securities to customers. As stated in the operating agreement, the Company shall dissolve no later than October 29, 2029.

On September 30, 2006 the name of Lighthouse Financial Group, LLC was changed to Sarli Financial, LLC and reverted back to Lighthouse Financial Group, LLC on May 30, 2006.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counter-party with which it conducts business.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income. Subsequent market fluctuations may require selling the securities at prices which may differ from the market value reflected on the statement of financial condition. Investments in restricted equity securities are included in securities owned and are carried at historical cost.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

Securities owned at market value includes non-traded options that have been valued using the Cox Ross Rubenstein Binomial Tree for American Call options pricing model. This model was developed for use in estimating the fair value of non-traded options. In addition, option pricing models require the use of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective assumptions can materially affect the fair value estimates in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the options.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

For financial reporting purpose, the Company has a fiscal year end of June 30, while using a December 31 year end for tax purposes.

3. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement. The Company is however, subject to the New York State LLC Filing fee, and as a result a provision is included on the Income Statement. The Company is also subject to New York City unincorporated business tax ("UBT"). No provision is included as of June 30, 2006, due to a net operating loss carryforward of approximately $1,030,404 for UBT purposes.

4. OPTION AND WARRANT FEES

In its normal course of business, the Company receives common stock options and warrants as fees for advisory services from various clients. The Company expects to continue to receive options and warrants, representing the right to purchase equity, in companies for which advisory services are provided as recurring fee based revenue. The options and warrants are then awarded to members and other participants in accordance with a schedule as determined by management.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company had net capital of $94,487, which exceeded the minimum requirement of $25,000 by $69,487. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1.

7. SUBSEQUENT EVENT

Subsequent to June 30, 2006, there was an additional capital contribution of $220,000.